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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)


The Chicago Dock and Canal Trust
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

1673391
(CUSIP Number)

Fred Eychaner, c/o Newsweb Corporation, 1645 W. Fullerton Avenue, Chicago, IL 60614 (312) 975-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 1673391

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fred Eychaner     (S.S.# ###-##-####)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
533,200

8 SHARED VOTING POWER
-100-

9 SOLE DISPOSITIVE POWER
533,200

10 SHARED DISPOSITIVE POWER
-100-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
533,300

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%

14 TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D


CUSIP No. 1673391


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Newsweb Corporation   (I.R.S.# 362728759)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
-0-

8 SHARED VOTING POWER
-100-

9 SOLE DISPOSITIVE POWER
-0-

10 SHARED DISPOSITIVE POWER
-100-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 .002%

14 TYPE OF REPORTING PERSON*
CO


Item 1. Security and Issuer

In accordance with Rule 101 (a)(2) of Regulation S-T of the Securities Exchange Act of 1934, as amended, this Amendment No. 10 hereby amends and supplements the statement of Schedule 13D, dated January 24, 1995, as amended and restated in its entirety by Amendment No. 1 dated June 16, 1995, as amended and supplemented by Amendment No. 2 dated July 28, 1995, as amended and supplemented by Amendment No. 3 dated November 3, 1995, as amended and supplemented by Amendment No. 4 dated March 4, 1996, as amended and supplemented by Amendment No. 5 dated June 20, 1996, as amended and supplemented by Amendment No. 6 dated October 1, 1996, as amended and supplemented by Amendment No. 7 dated December 10, 1996, as amended and supplemented by Amendment No. 8 dated December 19, 1996 and as amended and supplemented by Amendment No. 9 dated
December 23, 1996 (the "Schedule 13D"), filed by Fred Eychaner individually and on behalf of Newsweb Corporation, relating to the shares of Common Stock, no par value (the "Common Stock" or the "Shares") of the Chicago Dock and Canal Trust (the "Company") with its principal executive offices located at 455 East Illinois Street, Suite 565, Chicago, Illinois 60611. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.


Item 4. Purpose of Transaction

Item 4 hereby is amended to add the following paragraphs at the end of such section:

On December 27, 1996, Newsweb Corporation was notified by the
Company that the Company had terminated the Merger Agreement.
In accordance with the terms of the Merger Agreement, on December
27, 1996, the Company paid Newsweb Corporation $3,500,000 as a termination fee and $750,000 as an expense reimbursement. On December 27, 1996, Newsweb Corporation was also advised that the Company had entered into an Agreement and Plan of Merger with Cityfront Center L.L.C.
("Cityfront") and Cityfront Acquisition Trust ("Cityfront
Merger Agreement").

On December 26, 1996, Newsweb Corporation, CDCT Acquisition Trust, Cityfront and Cityfront Acquisition Trust entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"). Pursuant to the Asset Purchase Agreement, upon Cityfront's acquisition of the Company, Cityfront has agreed to sell to Newsweb Corporation, and Newsweb Corporation has agreed to purchase from Cityfront, certain assets currently owned by the Company for a purchase price of $24,000,000. Pursuant to the Asset Purchase Agreement (i) Newsweb Corporation has also agreed, under certain circumstances, to vote all of the Company's Shares owned by Newsweb Corporation and its affiliates in favor of the transactions contemplated by the Cityfront Merger Agreement, and (ii) Newsweb Corporation and Cityfront and its affiliates have agreed to dismiss and settle the litigation pending in the Circuit Court of Cook County, Illinois entitled Newsweb Corporation et al. v. Cityfront Center, L.L.C. et al., (No. 96 CH 13306), upon closing of the transactions contemplated by the Cityfront Merger Agreement.

In the Asset Purchase Agreement, Cityfront has agreed that, should Cityfront's acquisition of the Company not be consummated on or prior to that date which is (x) February 19, 1997 plus (y) the number of days required for SEC review of the proxy statement required by the Cityfront Merger Agreement, the consideration being offered by Cityfront to all of the Company's Shareholders shall be increased by .75% for each month or fraction thereof that the closing of the transactions is delayed after such date. The foregoing is a summary of the Asset Purchase Agreement, which summary is qualified by reference to the text of the Asset Purchase Agreement filed as
Exhibit 1 hereto.

Item 5. Interest in Securities of the Issuer

(a) Eychaner beneficially owns 533,300 Shares representing 9.2% of the outstanding Shares.

(b) Eychaner has the sole power to vote and the sole power to dispose of 533,200 Shares. Eychaner has the shared power to vote and the shared power to dispose of 100 Shares. Newsweb Corporation has the sole power to dispose of -0- Shares. Newsweb Corporation has the shared power to vote and the shared power to dispose of 100 Shares.

(c) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(d) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

Item 6 hereby is amended to add the paragraphs added to Item 4 hereby at the end of such section.


Item 7. Material to be filed as Exhibits

A copy of the Asset Purchase Agreement dated December 26, 1996 is attached hereto as Exhibit 1.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 30, 1996

/s/ FRED EYCHANER
-----------------------
Fred Eychaner



NEWSWEB CORPORATION

/s/ FRED EYCHANER
-----------------------
Fred Eychaner, President